SilverCrest Announces Grant of Stock Options

TSX-V:SVL	For Immediate Release

VANCOUVER, B.C. September 10, 2010 - SilverCrest Mines Inc. (the “Company”) announces the grant of stock options to directors, officers and employees to purchase an aggregate of 1,125,000 common shares of the Company at an exercise price of $1.05 per share for a five year term expiring September 10, 2015. Options granted will vest as to 25% of the optioned shares on the date of grant and a further 25% will vest every six months thereafter until fully vested.

SilverCrest Mines Inc. is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150 kilometres northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of less than US$375 per ounce of gold equivalent. SilverCrest anticipates that the 2,500 tonnes per day facility will produce approximately 35,000 ounces of gold and 600,000 ounces of silver per year from the open-pit heap leach operation.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
	Fax:	(604) 694-1761
“J. Scott Drever”	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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